

Permanent Capital Solutions for Investment Managers

999 18th Street, Suite 3000   535 Madison Avenue, 19th Floor
Denver, Colorado 80202   New York, New York 10022
T: (303) 357-4802   T: (212) 688-2341
F: (303) 893-2902   F: (212) 688-2343

www.highburyfinancial.com

Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K filed by Highbury Financial Inc. (Highbury) with the SEC on July 31, 2008.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of advised or sponsored investment products; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to Highbury; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (12) the ability to attract and retain highly talented professionals; and (13) the impact of changes to tax legislation and, generally, the tax position of Highbury.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

Overview of Highbury Financial Inc.

- Publicly traded investment management holding company with $4.8 billion of AUM as of June 30, 2008

- Objective is to partner with dynamic, accomplished firms seeking long-term growth
  - Provide permanent capital solutions to owners of investment management firms
  - Diversify by asset class, investment style, distribution channel, client type and management team

- Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administration resources of Aston Asset Management LLC
  - 17 wholesalers, approximately 400 selling agreements
  - Co-branded, sub-advised model

- Access to Berkshire Capital's proprietary deal flow, strategic guidance and extensive network of contacts throughout the U.S. and Europe

Financial Highlights

(all data in millions, except per share amounts)	Three Months Ended June 30,				Six Months Ended June 30,			
		2008		**2007**		**2008**		**2007**
Total revenue	$	9.7	$	10.6	$	19.0	$	21.7
Net income	$	0.9	$	0.9	$	1.5	$	1.9
Adjusted EBITDA *	$	1.5	$	1.6	$	2.5	$	3.2
Cash Net Income *	$	1.2	$	1.2	$	2.1	$	2.5
Shares outstanding - basic		9.1		9.5		9.2		9.5
EPS - basic	$	0.10	$	0.10	$	0.17	$	0.20
Shares outstanding - diluted		9.1		12.8		9.2		12.2
EPS - diluted	$	0.10	$	0.07	$	0.17	$	0.16

	At June 30,			
		2008		**2007**
Cash and investments	$	9.9	$	11.9
Debt	$	-	$	-
Warrants outstanding		14.0		15.8
Potential future warrant proceeds	$	69.9	$	79.1

• Note: Definitions for these metrics are provided on pages 32-34.

Financial Highlights

(all data in millions, except per share amounts or as otherwise indicated)	As of or For the Three Months Ended					
	3/31/07	**6/30/07**	**9/30/07**	**12/31/07**	**3/31/08**	**6/30/08**
Operating Results						
Revenue	$ 11.1	$ 10.6	$ 10.2	$ 10.2	$ 9.3	$ 9.7
Net Income	1.0	0.9	0.9	(1.9)	0.6	0.9
EBITDA *	1.6	1.6	1.5	1.0	1.1	1.5
Cash Net Income *	1.2	1.2	1.2	0.9	0.9	1.2
Average shares outstanding - diluted	11.4	12.8	9.7	9.5	9.3	9.1
Earnings per share - diluted	$ 0.09	$ 0.07	$ 0.09	$ (0.20)	$ 0.07	$ 0.10
Cash Net Income per share - diluted *	$ 0.11	$ 0.10	$ 0.12	$ 0.08	$ 0.10	$ 0.13
Balance Sheet Data						
Cash and equivalents and investments	$ 10.1	$ 11.9	$ 11.6	$ 11.9	$ 8.6	$ 9.9
Total assets	51.6	53.1	52.8	50.1	46.3	47.4
Total liabilities	5.5	6.1	6.3	5.5	4.6	4.8
Total stockholders' equity	45.2	46.1	45.7	43.8	40.8	41.7
Assets Under Management						
Total assets - EOP (in billions)	$ 5.4	$ 5.2	$ 5.1	$ 5.1	$ 4.7	$ 4.8
Mutual fund assets - BOP (in billions)	$ 5.5	$ 5.2	$ 5.1	$ 5.0	$ 5.0	$ 4.5
Net client inflows (outflows)	(0.3)	(0.5)	(0.3)	0.1	0.0	(0.0)
Market appreciation and other changes	0.1	0.3	0.2	(0.1)	(0.5)	0.2
Mutual fund assets - EOP	$ 5.2	$ 5.1	$ 5.0	$ 5.0	$ 4.5	$ 4.7
Separate account assets - EOP (in millions)	$ 206	$ 136	$ 137	$ 145	$ 151	$ 167

- Note: Definitions for these metrics are provided on pages 32-35.

Strong Core Shareholder Group

- Management Founders (21% of common stock)
    - 10 employees of Berkshire Capital, the leading merger and acquisition advisor to the investment management industry
    - Caledonia Investments plc, a UK investment trust controlled by the Cayzer family with market capitalization of US$2.1 billion as of June 30, 2008

- Major Investors (67% of common stock)
    - Clayton Management Company
    - North Star Investment Management Corp.
    - Pine River Capital Management L.P.
    - Potomac Capital Management, Inc.
    - Royce & Associates, LLC
    - Second Curve Capital, LLC
    - Talon Asset Management, LLC
    - Wellington Management Company, LLP

Directors and Officers

	Background	Transactions	Experience	Education
R. Bruce Cameron, CFA Chairman	President & Co-Founder, Berkshire	226 transactions $10.2 billion value	25 yrs Berkshire 30 yrs total	Harvard MBA Trinity BA
Richard S. Foote, CFA President, CEO & Director	Managing Director, Berkshire	30 transactions $2.2 billion value	14 yrs Berkshire 23 yrs total	Harvard BA
R. Bradley Forth, CFA EVP & CFO	Vice President, Berkshire	19 transactions $1.3 billion value	7 yrs Berkshire 7 yrs total	Duke BS & BA
Aidan J. Riordan Director	Partner, Calvert Street Capital Partners	$1.3 billion total $500 million CSCP	5 yrs CSCP 14 yrs total	Columbia MBA Pennsylvania BA

Experienced Team & Resources



Quality reputation and transaction track record

Wealth of industry relationships

Value-added proprietary resources

Public vehicle for permanent capital

SUCCESSFUL PARTNERSHIP

Capability and commitment

Focus on sustained growth and stability

Flexible structures

Sponsorship by Berkshire Capital partners and industry leaders

Business Strategy Highlights

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
  - Corporate divestitures
  - Management buyouts
  - Liquidity to unwind strategic joint ventures
  - Liquidity for departing individual partners
  - Diversification for founders and transition to next generation
  - Exit strategies for private equity funds

- Affiliates to operate independently
  - Highbury not active in day-to-day management
  - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

Investment Management Firms Provide Attractive Economics to Owners


Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

Variety of Target Types


Institutional Managers
Mutual Funds
High Net Worth
Real Estate
SUCCESSFUL BUSINESS COMBINATIONS
Turnkey Investment Management
Private Equity
Hedge Funds
Funds of Funds

Robust Deal Flow Within Investment Management Industry



Total Transaction Value ($B)



Number of Transactions

Source: Berkshire Capital Securities LLC

Partnership Criteria



Management integrity, character and ethics

Shared goals, values and alignment of interests

Team and/or successors committed for 7 years or more

Sustainable revenue growth of 10% or more

Operating leverage from fixed cost base

Pre-tax profits of $5 - $40 million

Founder diversification
Partner buyout
MBO

SUCCESSFUL BUSINESS COMBINATION

Compelling Opportunity for Investment Managers

- Structuring flexibility to preserve current value and maximize potential
  - Highbury able to negotiate and execute transaction efficiently to minimize risk
  - No integration (unlike strategic sale)
  - No interference with day-to-day management

- Permanent capital solution
  - No future liquidity event or exit strategy required (unlike private equity sources)
  - Ongoing value creation for management through equity ownership
  - Equity recycling to next generation of management to ensure long-term stability and growth
  - Joint ownership by Highbury and management provides alignment of interests

- Ongoing strategic input from Highbury and Aston
  - Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administrative resources (17 wholesalers, approximately 400 selling agreements)
  - Introductions to new business opportunities
  - Industry insights and professional relationships
  - Employee compensation, incentive, retention and succession structures
  - Marketing, distribution and competitive positioning strategies
  - Valuations

Overview of Revenue Sharing

- Revenues divided into operating allocation and owners' allocation

    - Operating allocation covers all expenses associated with the business; any residual income after expenses is additional compensation to the management team

    - Owners' allocation is distributed pro rata to the equity owners of the business

- Highbury acquires 51% - 80% of the owners' allocation

    - Balance of owners' allocation retained by management

    - Joint ownership provides for alignment of interests

- Preserve integrity and autonomy of affiliate franchise

    - Retain brand

    - Permanent delegation of full operating authority

    - Highbury approval required for limited set of major decisions

    - No integration with legacy investment process or distribution system

    - Contractual protections for all parties in operating agreement

    - Long-term, enforceable restrictive covenants in employment contracts and definitive transaction agreements

Key Drivers of Value

Organic Growth	$\longrightarrow$	YES
Operational Changes	$\longrightarrow$	NO
Financial Leverage		
Affiliates	$\longrightarrow$	NO
Holding Company	$\longrightarrow$	YES (limited)
P/E Expansion	$\longrightarrow$	YES
Diversified Group of Partners	$\longrightarrow$	YES

Strategy Provides Long-Term Value Creation for Shareholders


LONG TERM GROWTH
Range of Strategic Alternatives
Potential Warrant Proceeds
Serial Acquisitions
Prudent Use of Leverage
Internal Growth
Initial Acquisition

Summary

Unique Capital Source

- Permanent equity capital
- Flexible approach to transaction structuring
- Liquidity with retained equity upside
- Permanent full delegation of operations
- No integration with legacy infrastructure

Premier Shareholder Group

- Employees of Berkshire Capital - leading M&A advisor to investment management firms
- Caledonia Investments plc
- Long term fundamental investors

SUCCESSFUL PARTNERSHIP

Compelling Opportunity for Partner

- Eliminates need for future sale process
- Equity incentives for management
- Support and strategic input from Highbury
- Proprietary mutual fund distribution

Aston Funds Supplemental Information

Highlights of Aston Asset Management LLC

- $4.7 billion of mutual fund AUM and $167 million of separate account AUM as of June 30, 2008

- 13 funds opened since closing of acquisition
  - Aston/Optimum Large Cap Opportunity Fund (December 2006)
  - Aston/River Road Small-Mid Cap Fund (March 2007)
  - Aston/Neptune International Fund (August 2007)
  - Aston/Resolution Global Equity Fund (August 2007)
  - Aston/ABN AMRO Global Real Estate Fund (August 2007)
  - Aston/SGA International Small-Mid Cap Fund (November 2007)
  - Aston/Barings International Fund (November 2007)
  - Aston/Montag & Caldwell Mid Cap Growth Fund (November 2007)
  - Aston/Cardinal Mid Cap Value Fund (November 2007)
  - Aston/ClariVest Mid Cap Growth Fund (November 2007)
  - Aston/Smart Allocation ETF Fund (January 2008)
  - Aston/MB Enhanced Equity Income Fund (January 2008)
  - Aston/New Century Absolute Return ETF Fund (March 2008)

- Four funds closed or merged as a result of poor investment performance, portfolio manager turnover or for other reasons since closing of acquisition

Highlights of Aston Asset Management LLC

- Diversified, scalable operating platform
  - 17 sales and client service professionals
  - Approximately 400 selling agreements in place
  - 17 high quality sub-advisors; five with limited non-compete provisions
  - Operations, administration and compliance

- Outstanding management team
  - Shared values of integrity, character and ethics
  - Track record of leading successful growth, internally and by acquisition
  - Distribution, management and operating experience complement Highbury management

Broad Array of High Quality Investment Products

- Diversified mix of equity and fixed income mutual funds

- Funds managed by multiple independent sub-advisors with unique investment styles

- Competitive investment performance across the platform

- 6 funds with Overall Morningstar Ratings of 4 or 5 stars; 9 funds with 3 stars



Source: Morningstar, as of June 30, 2008

Strong Relationship with Diversified Group of Sub-Advisors

- Open-architecture, sub-advised platform brings strategic relationships
    - Baring Asset Management
    - Cardinal Capital Management
    - ClariVest Asset Management
    - Fortis Investment Management USA *
    - MB Investment Partners
    - McDonnell Investment Management
    - MFS Investment Management
    - Montag & Caldwell *
    - Neptune Investment Management
    - New Century Capital Management
    - Optimum Investment Advisors
    - River Road Asset Management *
    - Smart Portfolios
    - Strategic Global Advisors
    - TAMRO Capital Partners *
    - Taplin, Canida & Habacht
    - Veredus Asset Management *

* Limited non-competes in the current product styles through November 30, 2011, subject to certain exceptions

Historical Mutual Fund Assets Under Management and Net Flows

Equity AUM ($bn)



Fixed Income AUM ($bn)



Equity Net Flows ($bn)



Fixed Income Net Flows ($bn)



Source: Strategic Insight and FRC for periods prior to 2007. Aston Asset Management LLC for periods beginning in 2007 and thereafter.
Note: Does not include separate account assets under management.

HFI HIGHBURY FINANCIAL INC.

Diverse Growth Opportunities for Aston

- Internal growth of existing products
  - Market appreciation
  - Future net asset flows
  - 22 funds with less than $200 million in assets
    - Established investment performance track records
    - Capacity for new assets has potential to drive future growth

- Additional product lines
  - Money Market Fund Administration Agreement executed September 1, 2006 ($2.9 billion in assets as of June 30, 2008)
  - Expansion of separately managed account platform
  - Incubation and adoption of additional funds with existing and new sub-advisors

- Accretive add-on acquisitions

HFI HIGHBURY FINANCIAL INC.

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	Inception	AUM ($m) 6/30/08	% of Total AUM
EQUITY FUNDS						
Aston/Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	Nov 1994	$1,785	38.2%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Cap Blend	★★★★	Sep 1994	986	21.1%
Aston/TAMRO Small Cap	TAMRO Capital	Small Growth	★★★	Nov 2000	373	8.0%
Aston/River Road Small Cap Value	River Road Asset Management	Small Blend	★★★★★	Jun 2005	296	6.3%
Aston/ABN AMRO Growth	Montag & Caldwell	Large Growth	★★	Dec 1993	283	6.1%
Aston Value	MFS Institutional Advisors	Large Value	★★★	Jan 1993	268	5.7%
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	Jun 1998	121	2.6%
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	Dec 2001	115	2.5%
Aston/River Road Small-Mid Cap	River Road Asset Management	Small Value	--	Mar 2007	97	2.1%
Aston/River Road Dynamic Equity	ABN AMRO Asset Management	Mid Cap Value	★★★★	Jun 2005	57	1.2%
Aston/ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	Dec 1997	42	0.9%
Aston Balanced	Montag & Caldwell	Moderate Allocation	★★★	Sep 1995	25	0.5%
Aston/Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★★	Nov 1994	18	0.4%
Aston/ABN AMRO Global Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	--	Aug 2007	17	0.4%
Aston/MB Enhanced Equity	MB Investment Partners	Long-Short	--	Jan 2008	15	0.3%
Aston/Neptune International Fund	Neptune Investment Management	Foreign Large Growth	--	Aug 2007	14	0.3%
Aston/TAMRO All Cap	TAMRO Capital	Large Growth	★★★	Nov 2000	12	0.3%
Aston/Barings International	Baring Asset Management	Foreign Large Blend	--	Nov 2007	11	0.2%
Aston/Optimum Large Cap Opportunity	Optimum Investment Advisors	Large Growth	--	Dec 2006	11	0.2%
Aston/New Century Absolute Return	New Century Capital Management	Moderate Allocation	--	Mar 2008	6	0.1%
Aston/Smart Allocation ETF	Smart Portfolios	Conservative Allocation	--	Jan 2008	4	0.1%
Aston/Montag & Caldwell Mid Cap Growth	Montag & Caldwell	Mid Cap Growth	--	Nov 2007	3	0.1%
Aston/Cardinal Mid Cap Value	Cardinal Capital Management	Mid Cap Value	--	Nov 2007	1	0.0%
Aston/SGA Intl Small-Mid Cap	Strategic Global Advisors	Foreign Small/Mid Growth	--	Nov 2007	1	0.0%
Aston/ClariVest Mid Cap Growth	ClariVest Asset Management	Mid Cap Growth	--	Nov 2007	>0	0.0%
Total Equity Funds					4,561	97.6%
FIXED INCOME FUNDS						
Aston/TCH Fixed Income	Taplin, Canida & Habacht	Int. Term Bond	★★★★	Dec 1993	$81	1.7%
Aston/McDonnell Municipal Bond	McDonnell Investment Management	Muni National Interm	★★★	Dec 1993	15	0.3%
Aston/TCH Investment Grade Bond	Taplin, Canida & Habacht	Short Term Bond	★★★	Oct 1995	14	0.3%
Total Fixed Income Funds					110	2.4%
Total AUM					**$4,671**	**100.0%**

Source: Morningstar, as of June 30, 2008. Ratings shown for N-class Funds if multiple classes exist.

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	AUM ($m) 6/30/08	Annualized Total Returns		
					1-Year	3-Years	5-Years
EQUITY FUNDS							
Aston/Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	$1,785	5.2%	9.0%	7.7%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Cap Blend	★★★★	986	-2.3%	12.1%	13.5%
Aston/TAMRO Small Cap	TAMRO Capital	Small Growth	★★★	373	-17.0%	6.2%	10.9%
Aston/River Road Small Cap Value	River Road Asset Management	Small Blend	★★★★★	296	-16.2%	8.1%	-
Aston/ABN AMRO Growth	Montag & Caldwell	Large Growth	★★	283	-7.5%	2.0%	4.4%
Aston Value	MFS Institutional Advisors	Large Value	★★★	268	-12.1%	6.6%	10.4%
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	121	-17.3%	0.2%	6.7%
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	115	2.0%	8.2%	12.7%
Aston/River Road Small-Mid Cap	River Road Asset Management	Small Value	--	97	-12.3%	-	-
Aston/River Road Dynamic Equity	ABN AMRO Asset Management	Mid Cap Value	★★★★	57	-13.2%	6.7%	-
Aston/ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	42	-17.1%	3.2%	13.4%
Aston Balanced	Montag & Caldwell	Moderate Allocation	★★★	25	-3.4%	2.9%	4.4%
Aston/Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★★	18	5.8%	6.7%	5.6%
Aston/ABN AMRO Global Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	--	17	-	-	-
Aston/MB Enhanced Equity	MB Investment Partners	Long-Short	--	15	-	-	-
Aston/Neptune International Fund	Neptune Investment Management	Foreign Large Growth	--	14	-	-	-
Aston/TAMRO All Cap	TAMRO Capital	Large Growth	★★★	12	-9.7%	4.7%	7.8%
Aston/Barings International	Baring Asset Management	Foreign Large Blend	--	11	-	-	-
Aston/Optimum Large Cap Opportunity	Optimum Investment Advisors	Large Growth	--	11	-8.1%	-	-
Aston/New Century Absolute Return	New Century Capital Management	Moderate Allocation	--	6	-	-	-
Aston/Smart Allocation ETF	Smart Portfolios	Conservative Allocation	--	4	-	-	-
Aston/Montag & Caldwell Mid Cap Growth	Montag & Caldwell	Mid Cap Growth	--	3	-	-	-
Aston/Cardinal Mid Cap Value	Cardinal Capital Management	Mid Cap Value	--	1	-	-	-
Aston/SGA Intl Small-Mid Cap	Strategic Global Advisors	Foreign Small/Mid Growth	--	1	-	-	-
Aston/ClariVest Mid Cap Growth	ClariVest Asset Management	Mid Cap Growth	--	>0	-	-	-
Total Equity Funds				4,561			
FIXED INCOME FUNDS							
Aston/TCH Fixed Income	Taplin, Canida & Habacht	Int. Term Bond	★★★★	$81	4.8%	3.9%	3.6%
Aston/McDonnell Municipal Bond	McDonnell Investment Management	Muni National Interm	★★★	15	4.5%	2.7%	2.5%
Aston/TCH Investment Grade Bond	Taplin, Canida & Habacht	Short Term Bond	★★★	14	3.5%	2.8%	2.4%
Total Fixed Income Funds				110			
Total AUM				**$4,671**			

Source: Morningstar, as of June 30, 2008. Ratings and performance shown for N-class Funds if multiple classes exist.

Highbury Supplemental Information

Highbury Officers and Directors – R. Bruce Cameron, CFA

R. Bruce Cameron, CFA has been our chairman of the board since our inception. Mr. Cameron has been the president and chief executive officer of Berkshire Capital Securities LLC, or Berkshire Capital, a New York-based investment banking firm, since its formation in May 2004. Mr. Cameron co-founded Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, in 1983 as the first independent investment bank covering the financial services industry, with a focus on investment management and capital markets firms. Mr. Cameron and his partners have advised on approximately 226 mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of nearly $436 billion and aggregate transaction value in excess of $10.2 billion. Mr. Cameron is the managing member of Broad Hollow LLC, an entity formed for the purpose of facilitating the investments in us made by our founding shareholders, which owns 776,250 shares of our common stock and 75,000 of our units. Prior to forming Berkshire Capital Corporation, Mr. Cameron was an associate director of Paine Webber Group Inc.'s Strategic Planning Group from 1981 through 1983. Mr. Cameron began his career at Prudential Insurance Company from 1978 through 1980, working first in the Comptroller's Department and then in the Planning & Coordination Group. Mr. Cameron was graduated from Trinity College, where he received a B.A. in Economics, and from Harvard Business School, where he received an M.B.A. Mr. Cameron also attended the London School of Economics. Mr. Cameron is a CFA charterholder and is on the membership committee of the New York Society of Security Analysts. Mr. Cameron is a director of Capital Counsel LLC in New York City, a high net worth investment management firm he advised when it was established. Mr. Cameron is a Fellow of the Life Management Institute. He is also a past trustee of the Securities Industry Institute.

Highbury Officers and Directors – Richard S. Foote, CFA

Richard S. Foote, CFA has been our president and chief executive officer and a member of our board of directors since our inception. Mr. Foote has been a managing director of Berkshire Capital since its formation in May 2004 and a managing director, principal and vice president of Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, since 1994. Since 1994, Mr. Foote has advised on 30 completed mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of approximately $131 billion and aggregate transaction value of approximately $2.2 billion. Mr. Foote is a director of Berkshire Capital and serves on its compensation committee, commitment committee and technology committee. From 1991 through 1994, Mr. Foote was a co-founder and partner of Knightsbridge Capital Partners, a partnership engaged in investment banking and merchant banking activities. From 1985 to 1991, Mr. Foote was a vice president, an associate, and an analyst in the investment banking division of PaineWebber Incorporated, primarily working on mergers, acquisitions and the issuance of equity and debt securities. Mr. Foote was graduated from Harvard College, cum laude, in 1985 with an A.B. in Economics. Mr. Foote is a CFA charterholder and a member of the CFA Institute, the New York Society of Security Analysts, the Pension Real Estate Association and the National Council of Real Estate Investment Fiduciaries.

Highbury Officers and Directors – R. Bradley Forth, CFA

R. Bradley Forth, CFA has been our executive vice president, chief financial officer and secretary since our inception. Mr. Forth has been a vice president and an associate at Berkshire Capital since its formation in May 2004 and an associate and an analyst at Berkshire Capital Corporation, the predecessor firm to Berkshire Capital since 2001. Mr. Forth has advised on 19 mergers and acquisitions of financial services companies with aggregate transaction value of approximately $1.3 billion. He was graduated from Duke University in 2001 with a B.S. in Economics and a B.A. in Chemistry. Mr. Forth is a CFA charterholder and a member of the CFA Institute and the New York Society of Security Analysts.

Highbury Officers and Directors – Aidan J. Riordan

Aidan J. Riordan has been a member of our board of directors since May 2007. Mr. Riordan is a partner at Calvert Street Capital Partners, Inc. ("CSCP"), a Baltimore-based private equity investment firm focused on middle-market manufacturing and service companies. Previously, he was an associate with Castle Harlan, Inc., a New York-based middle-market private equity partnership from 2000 to 2003. Mr. Riordan also served as an associate for Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, from 1994 to 1998. He holds a B.A. in Economics from the University of Pennsylvania and a M.B.A. in Finance from Columbia Business School. Mr. Riordan currently serves on the boards of directors for two CSCP portfolio companies, Universal Millennium, a printing and graphics services company, and ADAPCO, a distributor of specialty chemicals and equipment.

Disclosure – Adjusted EBITDA

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position. The following table provides a reconciliation of net income to Adjusted EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Income (loss) - GAAP	$ 900,881	$ 927,377	$ 1,525,160	$ 1,902,276
Income tax expense	504,559	642,278	905,393	1,216,210
Interest expense	-	-	-	-
Intangible amortization	-	-	-	-
Depreciation and other amortization	45,997	45,359	95,056	80,223
Other non-cash expenses	-	-	-	-
Adjusted EBITDA	$ 1,451,437	$ 1,615,014	$ 2,525,609	$ 3,198,709

Disclosure – Cash Net Income

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP Net Income. Cash Net Income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We will add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we do not amortize but which generates tax deductions is added back, because these accruals would be used only in the event of a future sale of Aston or an impairment charge, which we consider unlikely. We will add back the portion of consolidated depreciation expense incurred by Aston because under Aston's operating agreement we are not required to replenish these depreciating assets. We also add back expenses that we incur for financial reporting purposes for which there is no corresponding cash expense because such expenses cause our Net Income to be understated relative to our ability to generate cash flow to service debt, if any, finance accretive acquisitions, and repurchase securities, if appropriate.

Disclosure – Cash Net Income

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Income (loss) - GAAP	$ 900,881	$ 927,377	$ 1,525,160	$ 1,902,276
Intangible-related deferred taxes	233,262	248,575	466,525	473,543
Other non-cash expenses	-	-	-	-
Intangible amortization	-	-	-	-
Affiliate depreciation	45,997	45,359	95,056	80,223
Cash net income	$ 1,180,140	$ 1,221,311	$ 2,086,741	$ 2,456,042
Weighted average share outstanding, basic	9,126,628	9,527,000	9,192,309	9,527,000
Dilutive effect of warrants *	-	3,284,342	-	2,636,667
Weighted average shares outstanding, diluted	9,126,628	12,811,342	9,192,309	12,163,667
Weighted average stock price	$ 2.71	$ 6.31	$ 3.24	$ 6.00

* Reflects dilutive effect of warrants outstanding with a $5.00 exercise price, using the treasury stock method and based on the weighted average stock price for the periods.

Disclosure – Cash Net Income Per Share

Cash Net Income per share represents Cash Net Income divided by the diluted average shares outstanding. In this calculation, the potential share issuance in connection with our warrants is measured using a treasury stock method. Under this method, only the net number of shares of common stock equal to the value of the warrants in excess of the exercise price, if any, is deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are exercised. This method does not take into account any increase or decrease in our cost of capital in an assumed exercise.

Disclosure

Source of data on pages 21, 25 and 26 is Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating^{TM} based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.



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Richard S. Foote, CFA
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R. Bradley Forth, CFA
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